UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.

(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

DECENIO DE LA IGUALDAD DE OPORTUNIDADES PARA MUJERES Y HOMBRES - AÑO DEL DIÁLOGO

Y LA RECONCILIACIÓN NACIONAL

ANNEX

Monthly Position of Financial Derivatives

Company:	CEMENTOS PACASMAYO S.A.A.
Information as of:	August 31, 2018

Details of Financial Derivative Instruments:

Derivative Instrument (1)	Purpose (2)	Amount (3)	Asset or Liabilities Variable (4)	Currency (5)	Fair Value
					Current Month	Previous Month
Cross Currency Swaps	Coverage	USD 300 MM total	Liability: Corporate bond	PEN	17,230,000	4,231,000

Accumulative Gain/Loss and Fair Value:

	Currency (5)	PEN
Total amount of profit (+)/loss(-) during the year due to Derivative Financial Instruments (6):	-17,038,000

Additional Information:

The total cumulative profit/loss as of August 31, 2018 for Derivative Financial Instruments is determined according to instructions from the Superintendency of Securities and includes the following transactions recorded in books during 2018: the increase in fair value derivative financial instruments of S/16,741,000 (includes S/1,983,000 due to counterparty risk), minus the unrealized exchange rate loss due to the holding of bonds in U.S. dollars of S/15,900,000, minus deferred income tax of S/248,000, minus accrued commissions resulting from the Cross Currency Swap contracts for S/17,631,000 as of August 31, 2018. The first three items are recorded in equity accounts (except for the counterparty risk recorded in financial cost), while the commissions are recorded as interest expense in the profit and loss account.

- The amounts relating to the fair value of the Cross Currency Swaps, are estimated internally in accordance with the International Financial Reporting Standards and using valuation techniques based on market data and are preliminary and subject to change.

Notas:

(1)	Forward, Future, Options, Swap, among others.
(2)	According to International Financial Reporting Standards (IFRS) are eligible for coverage or Negotiation.
(3)	Notional amount or Nominal Value in Contract.
(4)	If hedging derivatives cases represents the asset or liability that has being hedging and in the case of trading derivatives is the reference variable.
(5)	Presentation currency of individual interim financial information.
(6)	It represents total income and / or expenses of all derivative financial instruments, including: (i) income & expenses for derivative instruments accumulated in the year that are recorded in the statement of profit and loss; and (ii) the total variation accumulated at the end of period of the derivative instruments that are recorded in other comprehensive income.

1	Av. Santa Cruz 315 Miraflores Central: 610-6300 www.smv.gob.pe

 Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: September 20, 2018